KW 3/14/14

[redacted]

14048129

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DETWILER FENTON & CO,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 HIGH STREET, 28 TH FLOOR
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN MARTINO 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18/14

OATH OR AFFIRMATION

I, STEPHEN MARTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DETWILER FENTON & CO., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public 2/27/14

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Detwiler Fenton & Co.

(A wholly-owned subsidiary of Detwiler Fenton Group, Inc.)

(SEC File Number 8-16324)

Financial Statements and Supplementary Information

For the Year Ended December 31, 2013

Detwiler Fenton & Co.

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Board of Directors of Detwiler Fenton & Co.:

Report on the Financial Statements

We have audited the accompanying financial statements of Detwiler Fenton & Co., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information presented on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2014

Detwiler Fenton & Co.

Statement of Financial Condition

At December 31, 2013

Assets

Cash and cash equivalents (Note 2)	$ 816,789
Deposit with clearing organization (Note 3)	75,000
Commissions receivable	170,090
Research fees receivable	51,004
Fixed assets, net (Note 4)	92,422
Prepaid expenses	51,572
Total assets	$ 1,256,877

Liabilities and Stockholder's Equity

Liabilities:	
Salaries and commissions payable (Note 5)	$ 222,288
Accounts payable and accrued liabilities	258,796
Total liabilities	481,084
Commitments and contingencies (Notes 1, 4, 8, 9, 10 and 11)	
Stockholder's equity (Note 3):	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Paid-in-capital	2,512,008
Accumulated deficit	(1,867,778)
Total stockholder's equity	775,793
Total liabilities and stockholder's equity	$ 1,256,877

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Operations

Year Ended December 31, 2013

Revenues:	
Commissions	$ 3,490,796
Research services	3,716,229
Private placement fees	373,878
Other	2,009
Total revenues	7,582,912
Expenses:	
Compensation and benefits (Note 5 and 7)	5,635,780
General and administrative (Note 1)	1,136,719
Occupancy, communications and systems (Note 4)	862,794
Execution costs	456,779
Management fees received from Affiliate (Note 10)	(120,000)
Total expenses	7,972,072
Other expense:	
Realized losses on investments, net (Note 1)	(34,553)
Loss before income taxes	(423,713)
Income tax benefit (Note 6)	8,464
Net loss (Note 1)	$ (415,249)

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2012	$ 131,563	$ 2,372,008	$ (1,452,529)	$ 1,051,042
Cash investment from Parent - Detwiler Fenton Group, Inc.	-	140,000	-	140,000
Net loss	-	-	(415,249)	(415,249)
Balance at December 31, 2013	$ 131,563	$ 2,512,008	$ (1,867,778)	$ 775,793

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (415,249)
Adjustments to reconcile net loss to net cash used by operating activities:	
Realized loss on investments, net	34,553
Depreciation and amortization	60,440
Changes in:	
Commissions receivable	5,577
Prepaid expenses	(3,053)
Salaries and commissions payable	(19,860)
Accounts payable and accrued liabilities	126,296
Net cash used by operating activities	(211,296)
Cash flows from investing activities:	
Proceeds from sales of investments	300,471
Purchase of investments	(298,424)
Purchase of fixed assets	(12,901)
Net cash used by investing activities	(10,854)
Cash flows from financing activities:	
Cash investment received from Parent	140,000
Net cash provided by financing activities	140,000
Net decrease in cash and cash equivalents	(82,150)
Cash and cash equivalents, beginning of year	898,939
Cash and cash equivalents, end of year	$ 816,789
Supplemental disclosures of cash flow information:	
Net cash payments (refunds) for state income taxes	$ (8,462)
Cash payments for interest expense	$ 90

See accompanying notes to financial statements.

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer which provides institutional research services and receives payment in the form of securities trading commissions or cash for research services. The Company also offers private placement investments to accredited investors and receives private placement fees. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts and has an office in New York, New York.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), which is a wholly-owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include financial instruments with an original maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Commissions and Research Fees Receivable — Commissions receivable represents commissions earned from securities transactions. Research fees receivable represents amounts billed for research delivered for which there is a customer commitment to pay for such research. On a periodic basis, the Company evaluates its receivables to determine the need for any allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses which may be incurred. Factors considered in its determination of the need for an allowance for doubtful accounts include economic conditions and each customer's payment history and credit worthiness. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. Based on management's review of its receivable balances, no allowance for doubtful accounts is considered necessary at December 31, 2013.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities — Investment securities are presented at fair value on the statement of financial condition with changes in fair value recorded in earnings. Gains and losses on the sale of investment securities are recorded on the trade date. There were no investment securities held by the Company at December 31, 2013.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years. Artwork is not depreciated.

Due from/to Affiliate — From time to time, the Company may extend (or receive) working capital to (or from) DFG or its affiliates. Any extensions of working capital are unsecured and are generally repaid from the operating cash flow of the Parent or affiliate.

Commission Revenues and Execution Costs — Commission revenues and related execution costs are recorded on a trade date basis as securities transactions occur.

Research Revenues — The Company delivers capital market research and receives payment in the form of trading commissions or cash. Such revenue is recognized when research is billed and collected or, in the event of billed but uncollected fees, there is a customer commitment to pay for such research at the invoiced amount.

Income Taxes — The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense as if computed on a separate return.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred income tax expense and deferred income tax assets are recorded based upon the extent of temporary differences attributable to the Company.

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2010. There are no uncertain tax positions that require accrual or disclosure at December 31, 2013.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2013.

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule which requires minimum net capital to be $100,000 at December 31, 2013. The Company's net capital was $631,577 or $531,577 in excess of its minimum net capital requirement at December 31, 2013. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

The Company is a fully disclosed broker-dealer with NFS. At December 31, 2013, the Company's minimum net capital requirement under the terms of an agreement with NFS is $250,000, and the Company is also required to maintain a clearing deposit of $75,000.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets, net at December 31, 2013 follow:

Furniture and equipment	$ 237,316
Hardware and software	29,674
Artwork	4,308
	271,298
Less accumulated depreciation and amortization	(178,876)
Fixed assets, net	$ 92,422

Depreciation and amortization expense was $60,440 for the year ended December 31, 2013.

FIXED ASSETS, NET (concluded)

In May 2013, the Company renewed its lease for its headquarters in Boston at $29,750 per month. The lease ends in February 2015, and it does not contain a renewal provision. Total rent expense, including real estate taxes and utilities, was $594,119 for the year ended December 31, 2013.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2013 were $357,000 for 2014 and $59,500 for 2015.

5. SALARIES AND COMMISSIONS PAYABLE

Salaries and commissions payable at December 31, 2013 are comprised of the following:

Salaries payable	$ 119,924
Commissions payable	102,364
	$ 222,288

6. INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2013 follows:

Current:	
Federal	$ -
State	(8,464)
Deferred:	
Federal	(115,130)
State	(21,132)
Change in valuation reserve on deferred income tax assets	136,262
Total income tax benefit	$ (8,464)

INCOME TAXES (concluded)

Actual income tax benefit differs from the amount ''expected'' using the statutory federal tax rate for the year ended December 31, 2013 as follows:

Expected income tax benefit using statutory federal income tax rate of 34%	$ (144,062)
Effects of:	
Change in valuation reserve	136,262
Non-deductible meals	8,305
Non-deductible fine	6,800
State income taxes, net of federal tax benefit	(19,533)
Expiration of charitable contribution carryover	2,397
Other	1,367
Total income tax benefit (effective income tax rate of 0.2%)	$ (8,464)

Components of the deferred income tax asset, net at December 31, 2013 follow:

Federal net operating loss carryforward	$ 89,698
Legal fees payable	68,819
Commissions payable	38,862
Federal capital loss carryforward	32,037
Charitable contributions carryforward	13,346
Depreciation	(6,152)
Total deferred income tax asset	236,610
Less valuation reserve	(236,610)
Deferred income tax asset, net	$ -

The Company evaluated its deferred income tax assets at December 31, 2013 and determined that it was more likely than not that 100% of the deferred income tax assets would not be realized through future taxable income. Accordingly, a 100% valuation reserve was established at December 31, 2013 which resulted in a $136,262 addition to the valuation reserve.

At December 31, 2013, the Company has federal net operating loss carryforwards of $264,000 of which $203,000 expires in 2032 and $61,000 expires in 2033 and federal capital loss carryforwards of $94,000 of which $60,000 expires in 2017 and $34,000 expires in 2018.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the first 6% of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2013, the Company's matching contribution expense attributable to the Plan was $84,319 and $7,067 in forfeitures were used to fund part of its obligation.

8. COMMITMENTS AND CONTINGENCIES

The Company, from time to time, is subject to legal proceedings and claims which arise in the ordinary course of its business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition of the Company as well as its regulatory capital. The Company will assert its defenses with respect to any contingency, if required, and the final resolution of any contingency is uncertain. Any legal matter, claim or inquiry may require substantial financial resources including the incurrence of significant legal and defense costs. Accordingly, the Company's cash flows and / or capital resources may not be sufficient to satisfy the resolution of any contingency if the Company were unsuccessful in defending its position.

The Company is responding to a complaint made by a former client alleging damages associated with an unsuitable investment purchased for an investment account. The Company has denied any liability, intends to vigorously defend its business practices and believes it has meritorious defenses; however, there can be no assurance that the Company's defenses will prevail. An estimate of possible losses or a range of probable losses for this matter cannot be made, and the Company is unable to determine if there will be a material adverse effect on its financial position or results of operations.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2013, the Company paid no claims to the clearing broker related to these guarantees.

CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK (concluded)

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. RELATED PARTY TRANSACTIONS

The Company provides certain executive, financial, computer systems and support, human resources and compliance services to an affiliated company of its Parent (the "Affiliate"). The Affiliate reimburses the Company in the form of a management fee, under the terms of a Management Fee Agreement. For the year ended December 31, 2013, the Company recorded $120,000 in management fee income from the Affiliate for such services representing the approximate costs incurred by the Company on behalf of the Affiliate. At December 31, 2013, the Company does not owe any amount to the Affiliate, and the Affiliate does not owe the Company any amount.

11. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Detwiler Fenton & Co.

Computation of Net Capital Under SEC Rule 15c3-1
at December 31, 2013

Net Capital:	
Total stockholder's equity	$ 775,793
Less non-allowable assets:	
Commissions and other receivables	
Fixed assets, net	(92,422)
Prepaid expenses and other assets	(51,572)
Total non-allowable assets	(143,994)
Less deductions:	
Unsecured debts	(1)
Total non-allowable assets and deductions	(143,995)
Net capital before haircuts on securities positions	631,798
Less haircuts on securities positions	(221)
Net Capital	631,577
Minimum net capital required	100,000
Excess Net Capital	$ 531,577
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 481,084
Percentage of aggregate indebtedness to net capital	76.17%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A, Part IIA filing at December 31, 2013.

WOLF
& COMPANY, P.C.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of Detwiler Fenton & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler Fenton & Co. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Detwiler Fenton & Co. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2014